

Mail Stop 4561

September 21, 2006

By U.S. Mail and Facsimile to (770) 206-6181

Mr. J. Paul Whitehead, III
Chief Financial Officer
Compucredit Corporation
245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346

   Re: **Compucredit Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2005
      . **Form 10-Q for the Period Ended June 30, 2006**
      File No. 000-25751

Dear Mr. Whitehead:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 3. Legal Proceedings, page 28

1. Please revise to disclose any amounts which have been accrued related to the class action lawsuit. Refer to Section II.I of the *Current Accounting and Disclosure Issues in the Division of Corporation Finance* outline found on our website.

Asset Quality

Charge-Offs, page 46

2. Please revise to present your net charge-offs on a gross basis (i.e. gross charge-offs and recoveries).

3. Please revise to present your charge-off and recovery activity related to your loans and receivables which have not been securitized (i.e. on-balance sheet receivables).

Definitions of Financial, Operating, and Statistical Measures, page 49

4. We note that you use the terms adjusted charge-offs and combined charge-offs, for purposes of analyzing your asset quality. The use of this term appears to represent a non-GAAP measure. Please revise here and throughout the filing, where appropriate, to label such information as "non-GAAP" and include the following:

    •   A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

    •   The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

    •   How management compensates for the limitations;

    •   Why management believes the non-GAAP financial measure provides useful information to investors; and,

    •   A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

    Refer to the guidance of Item 10(e) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

Critical Accounting Estimates
Valuation of Retained Interests, page 60

5. Please revise to specifically disclose the circumstances which resulted in your adjustment to your assumed discount rate for purposes of valuing your retained

interests. In your revision please disclose the rationale for the timing of the change in estimate.

Consolidated Balance Sheets, page F-2

6. To the extent that you have loans and receivables held for sale at period end, please revise to separately present these assets as a separate line item. Refer to paragraph 8 of SOP 01-6.

7. For purposes of providing more transparent financial statements, please revise your balance sheet disclosure to provide the components of the non-securitized earning assets, noted on page F-8, on the face of your balance sheet.

8. Please revise to separately present your allowance for loan loss on the face of your balance sheet. Refer to Article 9 of Regulation S-X.

Consolidated Statements of Operations, page F-3

9. Your income statement presentation attempts to provide the presentation prescribed by Article 9 of Regulation S-X; however, it appears that some of components of the line item "Fees and other income" should be classified as "Other income." Please revise your income statement to conform the presentation required by Article 9.

Consolidated Statements of Cash Flows, page F-5

10. We note on page 57 that securitization of the credit card receivables is a significant source of liquidity for you, which appears to indicate your intention to continuously securitize credit card receivables. Please tell us how you considered your intention to securitize the receivables in determining the appropriateness of the presentation of the cash flows associated with these activities as financing, instead of operating cash flows. Refer to paragraph 9 of SFAS 102.

Note 2: Significant Accounting Policies and Consolidated Financial Statement Components

Loans and Fees Receivable, Net page F-8

11. Please revise to specifically disclose how your methodology of estimating your allowance for loan loss has accurately estimated the amount of loss contained in your portfolio. Refer to SAB Topic 6:L.6.

Software, Furniture, and Equipment, page F-11

12. Please revise the description of your policy for the capitalization of internally developed software to specifically disclose how you track costs for determination whether the costs should be capitalized or expensed and to disclose the nature of the costs capitalized.

Note 5: Sale of Previously Charged-Off Receivables and Forward Flow Contract, page F-19

13. Please revise to disclose how you determined the dollar amount of the gain associated with the previously charged-off pool of receivables, subject to immediate gain recognition, and the dollar amount of the gain associated with the Forward Flow Contract subject to deferred gain recognition. Refer us to the technical literature you have considered.

14. The Forward Flow Contract appears to have the characteristics of a derivative described in paragraph 6 of SFAS 133. Please revise to disclose how you determined the contract should not be accounted for as a derivative.

Note 7: Fingerhut Receivables, page F-21

15. Please provide us your accounting analysis of the transactions related to the Fingerhut receivables and your basis for the accounting treatment applied. Refer us to the specific accounting literature you relied upon.

Note 9: Retail Micro-Leases Acquisitions, page F-23

16. Please revise to disclose how you determined the valuation of your intangible assets acquired through the micro-lease acquisitions. If a third party valuation specialist was not utilized, please revise to disclose why the use of a specialist was not deemed to be necessary.

17. Please revise to disclose your justification for the purchase price paid for each acquisition which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

18. Please revise to disclose how you determined that the trademarks and trade names represent an indefinite life intangible. In your response, please provide us your analysis performed under paragraph 11 of SFAS 142 and disclose the methodology utilized for purposes of determining the fair value of these intangibles for purposes of annual impairment testing.

Note 10: Auto Finance Acquisitions, page F-23

19. Please revise to disclose how you determined the valuation of your intangible assets acquired through the auto finance acquisition. If a third party valuation specialist was not utilized, please revise to disclose why a valuation was not deemed to be necessary.

20. Please revise to disclose your justification for the purchase price paid for each acquisition which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

21. Please revise to present the pro forma financial information required by paragraph 54 of SFAS 141.

Note 17: Convertible Senior Notes, page F-31

22. Please revise to disclose how you determined the 30-year share lending agreement with Bear Stearns did not require bifurcation and accounting treatment as a derivative. Please provide the analysis you performed under paragraph 12 of SFAS 133.

23. Please tell us how you concluded that the agreement entered into with Bear Stearns is consistent with the fact pattern described in paragraph 25 of SFAS 150 and therefore, the shares should not be considered outstanding for purposes of determining earnings per share.

Note 9: Income Taxes, page F-34

24. Please revise to explicitly state that based upon the information available it is more likely than not that future operating income will be insufficient to permit the utilization of the net operating losses in future periods. Refer to paragraph 17(e) of SFAS 109.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Retail Micro-Segment, page 33

25. Please revise to disclose how you disposed of your operations (i.e. sale, abandonment, etc.) of the 23 stores which were closed during the six months ended June 30, 2006. In your revision, please disclose how you considered the need to present the operations of the closed facilities as discontinued operations. Refer to SFAS 144.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463 or myself at (202) 551-3490 if you have any questions.

Sincerely,



Donald Walker
Senior Assistant Chief Accountant